Contact

www.linkedin.com/in/jharberg (LinkedIn)
www.eatmorechocolate.com (Company)
www.720investor.com (Company)
mediator360.com (Company)

Top Skills

Management
Business Case Preparation
Sales

Joseph Harberg

Entrepreneur investor, operator and consultant for high growth start-up retail and restaurant concepts. Host of America's newest foodie restaurant radio show and podcast.
Dallas, Texas, United States

Summary

Retail & Restaurant Real Estate Consulting and Shopping Center Acquisition & Development (HWGAG.com)

On a Quest to Find the Greatest Chocolate in the World. (EatMoreChocolate.com)

Creating Amazing Desserts for friends (KOOLdesserts.com)

Strategic Planning, Active Board Member, Consulting (Harberg.com)

Investing in growing Retail and Restaurant companies. (RRGC.us)

Specialties: Connector, Mediator, Passionate Chocolateater and Energy Efficiency & Gadget Guru

Searching the Planet for the Best Smart Energy Solutions and Home Products. (Eneract.net)

Founder of the World's First Energy Efficiency Store +
Built the Finest Building and Automation Controls System for Small Buildings on the Planet (Current Energy)

Experience

Dish & Dining

Host + Executive Producer + Chief Taster
March 2026 - Present (8 months)
United States

In partnership with Audacy, Dish & Dining (D&D) brings food to life—on air, online, and on location. We spotlight the chefs, restaurants, manufacturers, influencers, and food trends that people are talking about, combining radio,

digital content, and live experiences to create a dynamic platform for food lovers and hospitality brands alike.

Venduni, Inc

Co-Founder and Co-CEO

June 2023 - Present (3 years 5 months)

Dallas, Texas, United States

Creating ''Smart Hospitality'', offering a curated blend of Artisanal Products and Chef-crafted cuisine, via robotics, automation and AI-enabled Retail Solutions that redefine the way people experience chef-created amazing food, beverages and products, with 24/7 convenience.

Venduni offers more than just dining— it delivers an elevated lifestyle experience.

LOOK Cinemas

Co-Founder, Chief Brand Evangelist and Head of Real Estate

March 2021 - Present (5 years 8 months)

Dallas, Texas, United States

From the Team that introduced first-run movies to great food and beverages served in theater auditoriums, LOOK Cinemas takes Dine-In to a new level. Now open or signed leases in Texas, California, Georgia, Virginia, and New York. Looking for theater opportunities nation-wide.

Blackbox Management Group

Co-Founder & Head of Real Estate

November 2020 - Present (6 years)

Dallas, Texas, United States

HWGA Group

Founder - CEO

September 2016 - Present (10 years 2 months)

Dallas-Fort Worth Metroplex

Providing general consulting in all facets of retail and restaurant development and growth. From strategic planning, site selection and lease negotiation to project leasing and asset management, HWGA Group is a respected industry partner and a pioneer in the retail and restaurant real estate space.

Since 1986, Joe Harberg has represented retailers and restaurateurs within the complex realm of national and international real estate development. Companies such as LOOK Dine-In Cinemas, Studio Movie Grill, Apple, Warner

Brothers, Restoration Hardware, Elizabeth Arden, Chico's, Brinker, Oakley, Waterford Wedgwood, J.C. Penney, Eddie Bauer, House of Blues and other notable retailers have relied upon Harberg to assist in strategic planning, site selection and disposition, lease negotiation and project and portfolio management.

HWGA Group is the rebirth of one of the most highly regarded real estate advisory firms in the country. This reputation has been built upon its comprehensive knowledge of the national real estate market, consistent development and execution of each client's strategic goals, and strong relationships within the national development and brokerage communities.

In representing its clients, HWGA Group aggressively promotes and positions those companies and their respective concepts for long-term real estate benefits. Because of its base of talent and experience, The Company is uniquely qualified to serve retail and restaurant companies from the inside out.

HWGA Group partners with key developers and owners to guide and assist in every facet of retail property utilization, from acquisition to disposition. The Company renders expertise in market and financial analysis, site development, merchandising, leasing and management to ensure the highest returns for its partners.

Experience, knowledge, respect, and results--milestones of an ever-unfolding history of successes in negotiating real estate transactions for expanding and consolidating concepts.

Eat More Chocolate, Chocolate Ventures, LLC, KOOL Desserts
Chief Chocolateater
March 1994 - Present (32 years 8 months)

I have traveled the world over in search of delicious treats from Truffles to Hot Fudge Sundaes. From Great Chocolate Chip cookies in mall food courts to Nutella Crepes on the Left Bank in Paris, I am always on the hunt for new ideas about where to go and what chocolate treats to eat. I then write about them at www.eatmorechocolate.com. Also, please like us at Facebook.com/EMCjoe and follow us on Twitter @EMCjoe

Harberg Inc.
39 years

President/ CEO

2004 - Present (22 years)

Harberg, Inc. is a multi-faceted consulting and investment group with interests in marketing (NEXEN), energy and energy efficiency (Eneract), retail & restaurants (Retail & Restaurant Growth Capital) & real estate (HWGA). Through it's HWGA Group subsidiary, started as The Harberg Masinter Company (now Open Realty Advisors/Newmark). HWGA is a real estate strategic planning and consulting firm offering site selection and lease & acquisition negotiation services, globally. Mr. Harberg’s clients included many of the nation’s most notable specialty retail and restaurant concepts, including Apple Computer, Restoration Hardware, Oakley, The Sharper Image, Polo-Ralph Lauren, Sunglass Hut, House of Blues, Brinker International, Studio Movie Grill and LOOK Dine-In Cinemas.

Jee Harberg is a certified mediator who helps solve disputes between parties in complex consumer business and real estate matters.

CEO - Harberg Masinter Company

November 1987 - July 2004 (16 years 9 months)

Eneract, LLC

Managing Member

January 2011 - Present (15 years 10 months)

Eneract’s goal is to "partner" and promote great manufacturers, distributors and retailers of outstanding, sustainable and energy efficient products and to directly educate the public on new technologies and money saving and environmental benefits that come with living a more earth-friendly lifestyle.

A company that is wholly focused on reaping substantial savings for our customers through technology products, energy services, consulting services and energy management.

Eneract showcases the newest technology and money saving ideas in Exhibitions at venues like The State Fair of Texas and the Great Big Texas Home Show.

Through our work at Current Energy/PowerBrokers, we developed terrific relationships with electricity providers in the US. For our friends, we still research monthly and pick one provider that offers the most competitive pricing and options. If you are looking for help and someone to do the work for you,

feel free to go to the website, eneractenergy.com, and sign up to start saving money immediately.

Nexen, LLC

Founder

June 2011 - Present (15 years 5 months)

Dallas-Fort Worth Metroplex

NEXEN is a full service agency that delivers compelling digital marketing solutions. Our winning strategies and experience help our clients engage and interact with their prospects and customers by delivering great results across several key areas: search engine optimization, social media marketing, email marketing and digital marketing. Our team develops effective content strategies for forward thinking companies. We have a proven track record in increasing brand awareness and search engine rankings.

Through our unique packages utilizing one of the finest marketing engines in the world, we offer professional easy-to-understand dashboards and reports to keep you informed about your entire campaign performance across all media: website, email, social media and content marketing.

Retail & Restaurant Growth Capital

Founder and President, RRGM

January 1995 - Present (31 years 10 months)

Dallas, TX

Venture Capital, Private Equity, Mezzanine Capital, Merchant Banking and Strategic Consulting.
1st Small Business Investment Company licensed to provide growth capital exclusively to emerging retail and restaurant companies (1995).

Harberg Mediation (formerly Mediators360)

Mediator

November 2012 - Present (14 years)

US

Mediators360 is a boutique mediation firm, which tailors the mediation process to the specific parties and conflict. Combining my business perspective as an entrepreneur and CEO with the extensive mediation skills of Lis Bulmash, the parties get a mediation process that is productive, effective and tailored to the specifics of their dispute. Mediators360 is dedicated to the resolution of a wide variety of legal disputes ranging from civil litigation, business litigation, probate, eminent domain, workplace litigation and personal injury.

I have been a licensed Attorney and member of the State Bar of Texas since 1986 and a member of the New York Bar since 2004. I am a member of the Alternate Dispute Resolution sections of the State Bar of Texas and the Dallas Bar Association. I have successfully completed the Forty Hour Basic Mediation Training Course and hold a Certificate of Achievement from the Professional Services & Education Center in Dallas, Texas. Recently, I completed the Advanced Mediation Training Course with Lee Jay Berman, sponsored by the Dallas Bar and The American Institute of Mediation.

2012 Sports, LLC

Co-Founder & CEO

July 2016 - December 2020 (4 years 6 months)

Dallas-Fort Worth Metroplex

2012 Sports is a unique marketing and media group affiliated with ESPN & ESPN Deportes Radio.

2012 Sports has partnered with ESPN, the worldwide leader in Sports and Entertainment, to broaden the Brand's reach to the Spanish-speaking sports radio market in Houston, and general market consumers at events throughout the US. Currently operating businesses include: i) ESPN Deportes affiliate-KGOL 1180-AM in Houston, TX; ii) the ESPN CUP, youth soccer national championship tournament series and iii) ESPN Fanatico, street events for local market activations.

Mission Statement: Born of uncontrollable sprint and ambitious objectives, 2012 Sports delivers compelling sports + entertainment conversations and activities to connect consumers and businesses.

720 Investor

Founder & CEO

July 2013 - March 2016 (2 years 9 months)

Dallas, Texas

720Investor.com connects an audience of accredited investors to a robust selection of leading investment opportunities. The service leverages our own unique organic web and mobile audience, along with highly targeted

distribution to individual investors and a vast network of over 15,000 Registered Investment Advisors (RIAs), Family Offices, Broker-Dealers, Private Equity and Venture Capital Firms, Trusts and small institutional investors. The result is an unsurpassed platform for sharing unique investment opportunities with discriminating, highly engaged investors.

With the enactment of the 2013 Jobs Act, the 80 year ban on general solicitation for Reg D offerings has been lifted. As a result, 720investor.com has been formed to assist Firms and Companies raising capital through our proprietary marketing platform. In the post JOBS Act world, where marketing freedoms are now unleashed, 720 Investor is utilizing the marketing prowess of Nexen Digital Marketing and Nexen's powerful platform partners to harness data-driven technologies and strategies to create the most advantageous cost structure for our clients. Simply, we have found a way to drive marketing prices down and investor contact up. We are not a broker dealer and do not take a percentage of the money raised.

In addition to enticing Showcases of investment opportunities for hedge funds and other private equity offerings, 720investor.com sources the most interesting business and financial articles and videos on the internet and it is all free for the Investor.

Current Energy
Principal Partner/ CEO
July 2004 - October 2010 (6 years 4 months)

The Sharper Image
Sr. Real Estate Manager
1986 - 1988 (2 years)
San Francisco, California, United States

Assistant to the President, Richard Thalheimer
In-House Counsel for the IPO
In-house Head of Real Estate

Education

University of Texas
BBA, Finance · (1979 - 1983)

University of Houston Law Center

Doctor of Law (JD), Mediation- ADR · (1983 - 1986)

The Kinkaid School

High School Diploma · (1972 - 1979)